U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                FORM 12B-25
                                                            SEC FILE NUMBER
                                                                  000-22750
                        NOTIFICATION OF LATE FILING

[X] Form 10-QSB

For the Quarterly Period Ended March 31, 2001

PART I    REGISTRANT INFORMATION

Full Name of Registrant: ADVANCED WIRELESS SYSTEMS, INC.

Address of Principal Executive Office (Street and Number)

          716 COLLEGE AVENUE
          SUITE A-2
          SANTA ROSA, CALIFORNIA  95404


PART II   RULES 12B-25(B) AND (C)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject Report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date.


PART III NARRATIVE

     The Report on Form 10-QSB for Advanced Wireless Systems, Inc., (the Company) for the quarterly period ended March 31, 2001, is due to be filed on May 15, 2001. The Company needs additional time to file an accurate quarterly report. The Company expects that its Form 10-QSB will be filed before May 21, 2001.

PART IV  OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this information.

          Lee Polson               (512) 474-8881

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     [   ]  Yes [X]  No

     Form 10-KSB for the year ended December 31, 2000

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [   ]  Yes [X]  No


     SIGNATURES

     Advanced Wireless Systems, Inc. has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Advanced Wireless Systems, Inc.


Date: May 14, 2001                        /S/
                                   STANLEY WILSON
                                        PRESIDENT